

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 22, 2021

Yancey Spruill
Chief Executive Officer
DigitalOcean Holdings, Inc.
101 6th Avenue
New York, New York 10013

   Re: DigitalOcean Holdings, Inc.
    Amendment No. 1 to Registration Statement on Form S-1
    Filed March 15, 2021
    File No. 333-253483

Dear Mr. Spruill:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No.1 to Registration Statement on Form S-1

Use of Proceeds, page 53

1. Pursuant to Instruction 4 to Item 504 of Regulation S-K, please disclose here, or provide a cross-reference to the relevant section of your registration statement, the interest rates and maturity dates of the debt that will be repaid with the proceeds from this offering. To the extent any of this debt was incurred within one year, describe the use of proceeds of such indebtedness.

Dilution, page 57

2. Revise the second paragraph to indicate that you had a historical net tangible deficit and quantify the total and per share deficit amounts. Similarly revise the amount disclosed in the table. It is unclear why you disclose in the second paragraph pro forma net tangible

        book value when the per share amount does not appear in the table.

General

3.   We note your disclosure of your net loss position in your artwork at the forefront of the prospectus. In order to give proper balance to this information, you should revise to present your increasing net loss with equal prominence as your other financial highlights.

     You may contact Lisa Etheredge, Staff Accountant, at (202) 551-3424 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Technology

cc: Brandon Fenn